Exhibit 99.2

2016-10-24

PRESS RELEASE

Oasmia Pharmaceutical intends to convene an extraordinary general meeting

Uppsala, October 24, 2016 --- Oasmia Pharmaceutical intends to convene an extraordinary general meeting to be held on 21 November 2016.

Preliminary agenda

1.	Election of chairman of the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of one or two persons to verify the minutes in addition to the chairman
5.	Determination as to whether the meeting has been properly convened
6.	Determination of the number of directors
7.	Election of board members and chairman of the board of directors
8.	Determination of remuneration to the chairman of the board of directors
9.	Resolution on a proposal to issue warrants to (a) members of the executive management, and (b) members of the board of directors
10.	Closing of the meeting

Item 7:

A proposal will be made that the extraordinary general meeting, in addition to the board members elected at the annual general meeting on September 26th 2016, shall elect Anders Lönner as new member and also chairman of the board and Julian Aleksov as a member and vice executive chairman of the board.

Further details regarding the other items of the agenda will be made public when the notice of the extraordinary general meeting is published.

A complete notice of the extraordinary general meeting will be released and published in Post- och Inrikes tidningar.

For more information, please contact:

Julian Aleksov

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics, which, in comparison with current alternatives, show, improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.00, CET on October 24, 2016.”